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Exhibit 99.3

UKRAINIAN MOBILE COMMUNICATIONS UNAUDITED MANAGEMENT
FINANCIAL INFORMATION

        The following unaudited management financial information presents the financial position, the results of operations and cash flows of Ukrainian Mobile Communications ("UMC" or the "Company") as of December 31, 2002 and for the year then ended, in accordance with accounting principles generally accepted in the United States of America. This financial information has not been subject to an audit or a review. Accordingly, no opinion has been expressed on this unaudited management financial information. In addition, the unaudited management financial information is not a complete set of financial statements as it does not present comparative financial information, footnote disclosure or a statement of changes in equity. Ukraine Mobile Communications ("UMC" or the "Company") does not as a matter of course prepare financial statements in accordance with accounting principles generally accepted in the United States of America. However, the management of the Company has prepared the financial information included herein to present the historical financial position of the Company as of December 31, 2002 and the results of operations and cash flows for the year then ended. The accompanying financial information reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the financial position of the company as of December 31, 2002 and the results of operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. However, this information should not be relied upon as being necessarily indicative of future results, and readers of the UMC unanudited management financial information are cautioned not to place undue reliance on this financial information.

UKRAINE MOBILE COMMUNICATIONS

UNAUDITED MANAGEMENT BALANCE SHEET

December 31, 2002

(Amounts in thousands of U.S. dollars)

December 31, 2002
CURRENT ASSETS:
Cash and cash equivalents	$2,951
Trade receivables, net	28,508
Accounts receivable, related parties	704
Inventory	17,677
Prepaid expenses	23,107
Deferred tax asset, current portion	16,803

Total current assets	89,750

PROPERTY, PLANT AND EQUIPMENT	217,256
LICENSES AND OTHER INTANGIBLE ASSETS	56,617

Total assets	$363,623

CURRENT LIABILITIES:
Accounts payable, related parties	$1,977
Trade accounts payable	30,486
Subscriber prepayments and deposits	39,128
Debt, current portion	58,601
Accrued liabilities	10,018

Total current liabilities	140,210

LONG-TERM LIABILITIES:
Debt, net of current portion	3,933

Total liabilities	144,143

SHAREHOLDERS' EQUITY:
Capital contributions	15,000
Retained earnings	204,480

Total shareholders' equity	219,480

Total liabilities and shareholders' equity	$363,623

UKRAINE MOBILE COMMUNICATIONS

UNAUDITED MANAGEMENT STATEMENT OF OPERATIONS

For the year ended December 31, 2002

(Amounts in thousands of U.S. dollars)

2002
NET REVENUES	$296,398
COST OF SERVICES AND PRODUCTS	68,407
OPERATING EXPENSES	43,968
SALES AND MARKETING EXPENSES	36,045
DEPRECIATION AND AMORTIZATION	42,851

Net operating income	105,127
CURRENCY EXCHANGE AND TRANSLATION LOSSES	2,889
OTHER EXPENSES:
Interest expense	4,241
Other expense, net	384

Total other expenses, net	4,625
Income before provision for income taxes	97,613
PROVISION FOR INCOME TAXES	32,424

NET INCOME	$65,189

UKRAINE MOBILE COMMUNICATIONS

UNAUDITED MANAGEMENT STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

(Amounts in thousands of U.S. dollars)

2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$65,189
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,851
Interest accrued	4,241
Interest paid	(1,619)
Deferred taxes	(10,482)
Changes in operating assets and liabilities:
Increase in trade receivables	(10,442)
Increase in inventory	(6,411)
Increase in prepaid expenses	(2,523)
Increase in accounts payable	263
Increase in subscriber prepayments and deposits	16,333
Decrease in income tax payable	(5,211)
Increase in accrued liabilities and other payables	5,191

Net cash provided by operating activities	97,380

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(87,415)
Purchases of intangible assets	(20,611)

Net cash used in investing activities	(108,026)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from overdrafts	1,441
Loan principal paid	(1,313)

Net cash provided by financing activities	128

NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,518)

CASH AND CASH EQUIVALENTS, at beginning of year	13,469

CASH AND CASH EQUIVALENTS, at end of year	$2,951

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UKRAINIAN MOBILE COMMUNICATIONS UNAUDITED MANAGEMENT FINANCIAL INFORMATION
UKRAINE MOBILE COMMUNICATIONS UNAUDITED MANAGEMENT BALANCE SHEET December 31, 2002 (Amounts in thousands of U.S. dollars)
UKRAINE MOBILE COMMUNICATIONS UNAUDITED MANAGEMENT STATEMENT OF OPERATIONS For the year ended December 31, 2002 (Amounts in thousands of U.S. dollars)
UKRAINE MOBILE COMMUNICATIONS UNAUDITED MANAGEMENT STATEMENT OF CASH FLOWS For the year ended December 31, 2002 (Amounts in thousands of U.S. dollars)